Exhibit 99.2

X Financial

(incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: XYF)

NOTICE OF ANNUAL GENERAL MEETING

To be held on November 29, 2019

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of X Financial (the “Company”) will be held at its offices at 4/F, South Block, Daheng Tech Building, No.3 Suzhou St., Haidian District, Beijing, China on November 29, 2019 at 10:00 a.m. (local time). No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders of record and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on October 24, 2019 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s Class A ordinary shares and Class B ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may access the Company’s annual report on the Company’s investor relations website at http://ir.xiaoyinggroup.com as well as the SEC’s website at http://www.sec.gov. The Company will provide a hard copy of its annual report containing the audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to the Company by emailing X Financial Investor Relations at ir@xiaoying.com.

By Order of the Board of Directors,
X Financial

/s/ Justin Tang
Justin Tang
Chairman and Chief
Executive Officer

Shenzhen, China

October 11, 2019